Exhibit 3.1

SECOND AMENDMENT
TO
THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
ANDEAVOR LOGISTICS LP
This Second Amendment (this “Amendment”) to the THIRD AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ANDEAVOR LOGISTICS LP, a Delaware limited partnership (the “Partnership”), given effect beginning January 1, 2019 (the “Partnership Agreement”), is entered into as of July [29], 2019 by Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein have the meanings given to such terms in the Partnership Agreement.
WHEREAS, the Partnership and the General Partner are parties to that Agreement and Plan of Merger, dated as of May 7, 2019, by and among the Partnership, the General Partner, MPLX, MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX, and MPLX MAX LLC, a Delaware limited liability company and a direct wholly owned subsidiary of MPLX (“MPLX Merger Sub”), pursuant to which, among other things, MPLX Merger Sub will merge with and into the Partnership (the “MPLX Merger”), with the Partnership surviving the Merger and becoming a wholly owned subsidiary of MPLX;
WHEREAS, in connection with the MPLX Merger, each Common Unit, other than any Common Unit held by the General Partner or Western Refining Southwest, will be converted into the right to receive 1.135 common units representing limited partner interests in MPLX (“MPLX Common Units”), and each Common Unit held by the General Partner and Western Refining Southwest will be converted into the right to receive 1.0328 MPLX Common Units;
WHEREAS, the General Partner desires to amend the Partnership Agreement to reflect certain final year MPLX Merger-related capital account equalization allocations;
WHEREAS, in accordance with Section 13.1(d) of the Partnership Agreement, the General Partner is authorized to make such changes without the approval of any Partner if the General Partner determines such amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, and may execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith; and
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.
NOW, THEREFORE, in consideration of the premises set forth above, the General Partner hereby amends the Partnership Agreement as follows:

Section 1    Amendments.
The following new definitions shall be added to Section 1.1 of the Partnership Agreement:
“Affiliated Unitholder Exchange Ratio” means the conversion of each Common Unit held by the General Partner and Western Refining Southwest into the right to receive 1.0328 MPLX Common Units at the effective time of the MPLX Merger, pursuant to the terms of the MPLX Merger Agreement.
“Merger-Related Capital Account Equalization” has the meaning assigned to such term in Section 6.1(d)(xv).
“MPLX” means MPLX LP, a Delaware limited partnership.
“MPLX Common Units” means common units representing limited partner interests in MPLX.
“MPLX Merger” means the merger of MPLX Merger Sub with and into the Partnership, with the Partnership surviving the Merger as a direct subsidiary of MPLX, as contemplated by the MPLX Merger Agreement.
“MPLX Merger Agreement” means the Agreement and Plan of Merger, dated as of May 7, 2019, by and among the Partnership, the General Partner, MPLX, MPLX GP LLC, a Delaware limited liability company, and MPLX Merger Sub.
“MPLX Merger Sub” means MPLX MAX LLC, a Delaware limited liability company and a direct wholly owned subsidiary of MPLX.
“Public Unitholder Exchange Ratio” means the conversion of each Common Unit, other than any Common Unit held by the General Partner or Western Refining Southwest, into the right to receive 1.135 MPLX Common Units at the effective time of the MPLX Merger, pursuant to the terms of the MPLX Merger Agreement.
The following new Section 6.1(d)(xv) shall be added to the Partnership Agreement:
“(xv) Final Year MPLX Merger-Related Capital Account Equalization Allocations. For the taxable period ending at the effective time of the MPLX Merger, Unrealized Gain and Unrealized Loss shall be allocated among the Capital Accounts of the Unitholders holding Common Units in an effort to achieve relative Capital Accounts consistent with the Public Unitholder Exchange Ratio and the Affiliated Unitholder Exchange Ratio, as applicable, which reflect the disproportionate economic value resulting from the different exchange ratios (“Merger-Related Capital Account Equalization”). In the event such allocations are insufficient to achieve Merger-Related Capital Account Equalization, as determined by the General Partner, in its reasonable discretion, items of gross income, gain, loss, and deduction shall be allocated among the Capital Accounts of the Unitholders holding Common Units in the taxable period ending at the effective time of the MPLX Merger in an amount sufficient to achieve Merger-Related Capital Account Equalization.”
Section 2    Ratification of Partnership Agreement. Except as hereby amended, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to any internal principles of conflicts of laws that would result in the application of the laws of another jurisdiction.
Section 4    Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Second Amendment to the Third Amended and Restated Agreement of Limited Partnership of Andeavor Logistics LP to be effective as of the date first written above.

GENERAL PARTNER

TESORO LOGISTICS GP, LLC

By:	/s/ Gary R. Heminger
Name:	Gary R. Heminger
Title:	Chief Executive Officer